

March 3, 2010

<u>Via Mail and Facsimile (33(0)1 56 59 39 38)</u>

Gervais Pellissier
Chief Financial Officer
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

      **Re:**   **France Telecom**
              **Form 20-F for the Fiscal Year Ended December 31, 2008**
              **Filed April 23, 2009**
              **File No. 1-14712**
              **Response Letter Filed February 17, 2010**

Dear Mr. Pellissier:

      We refer you to our comment letter dated December 7, 2009 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter and have no further comments at this time.

                        Sincerely,

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc:    Linda Hesse, Esq. (Via Facsimile)
       Jones Day

       Larry Spirgel
       Assistant Director
       Division of Corporation Finance